Contact

www.linkedin.com/in/rich-derose-23777444 (LinkedIn)
WHATZ2EAT.com (Company)
whatz2eat.com (Company)

Top Skills

Public Health
Epidemiology
Health Education

Languages

English (Native or Bilingual)

Honors-Awards

National Defense Medal- Desert Shield/ Storm
Meritorious Service Medal
Letter of Commendation
Preservation of Life Award
Instructional Excellence Award

Publications

Breaking The Chain of Disease

Rich DeRose

CEO, Co-Founder at Whatz2eat
United States

Experience

HeartVantages
Executive Director
February 2015 - Present (8 years 5 months)
Palm Desert, California, United States

Whatz2eat
CEO, Co-Founder
January 2019 - Present (4 years 6 months)
41550 Eclectic Street Palm Desert CA 92260

Mobile food App technology company.

Global Heath Solutions
Chief Executive Officer
March 1991 - April 2015 (24 years 2 months)
Greater Los Angels Area

Chief Executive Officer, Account Acquisitions, Employee Professional Development. Currently develop and implement training programs that comply with Federal and State OSHA Regulatory Compliance Standards.

Education

University of California, Irvine
Bachelor of Applied Science (B.A.Sc.) · (August 1981 - May 1984)

Naval Sea & Air Rescue Candidate School
Search & Rescue Paramedic , Emergency Medicine · (1989 - 1990)

Naval School of Health Sciences
Paramedicine, Emergency Medical Technician- Paramedic · (1988 - 1989)

Aviation Officer Candidate School, United States Navy
Graduate, Aeronautics/Aviation/Aerospace Science and Technology, General · (1986 - 1987)

Foothill High School

High School Diploma, Science · (1977 - 1980)